UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Pacific Biosciences of California, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34899	16-1590339
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1380 Willow Road

Menlo Park, California 94025

(Address of principal executive offices, including zip code)

(650) 521-8000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1.Conflict minerals disclsosure

Item 1.01 Conflict Minerals Disclosure and Report

For the reporting period from January 1, 2015 to December 31, 2015, Pacific Biosciences of California, Inc. (the “Company”) evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. The results of the Company’s survey of its suppliers were inconclusive as to whether its supply chain is “DRC conflict-free” and, as a result, it is filing a Conflict Minerals Report. In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and this Specialized Disclosure Report on Form SD, the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto.  A copy of this Form SD and the Conflicts Minerals Report are publicly available at www.pacb.com.

Item 1.02  Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company is hereby filing its Conflict Minerals Report for the calendar year ended December 31, 2015 as Exhibit 1.01 to this report.

Section 2.Exhibits

The following exhibits are filed as part of this report:

Item 2.01 Exhibits

Exhibit 1.01 — 2015 Conflict Minerals Report of Pacific Biosciences of California, Inc. as required by Items 1.01 and 1.02 of this Form SD.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Susan

Pacific Biosciences of California, Inc.

By:	/s/ Susan K. Barnes
Susan K. Barnes Executive Vice President, Chief Financial Officer and Principal Accounting Officer

Date: May 26, 2016

EXHIBIT INDEX

5
Exhibit No.	Description
1.01	2015 Conflict Minerals Report of Pacific Biosciences of California, Inc. as required by Items 1.01 and 1.02 of this Form SD.